Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEWLINK GENETICS CORPORATION

NewLink Genetics Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

A.
The name of the Corporation is NewLink Genetics Corporation. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was June 4, 1999, and such Certificate of Incorporation was restated on November 16, 2011 and further amended on May 10, 2013.

B.
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) amends the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 16, 2011, as amended on May 10, 2013 (as amended, the “Prior Certificate”), and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

C.	Article IV, Section A of the Prior Certificate is hereby amended and restated to read in its entirety as follows:

“A.  This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is 80,000,000 shares. 75,000,000 shares shall be Common Stock, each having a par value of one cent ($0.01). 5,000,000 shares shall be Preferred Stock, each having a par value of one cent ($0.01).

At 4:01 p.m. Eastern Time on the date of filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware each nine (9) shares of Common Stock outstanding immediately prior to such filing shall be automatically reclassified into one (1) share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Company or stockholders of the Company and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Company’s Common Stock as reported on the Nasdaq Stock Market on the date of the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (adjusted to reflect the Reverse Split, as applicable). The Company shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.”

D.
The Certificate of Amendment of the Prior Certificate so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate remain in full force and effect.

IN WITNESS WHEREOF, NewLink Genetics Corporation has caused this Certificate of Amendment to be signed by Bradley J. Powers, a duly authorized officer of the Corporation, on March 18, 2020.

NEWLINK GENETICS CORPORATION

By:	/s/ Bradley J. Powers
Name:	Bradley J. Powers
Title:	Office of the Chief Executive Officer

[Signature Page to Amendment to Certificate of Incorporation (Reverse Split)]